For Immediate Release

Exhibit 99.1

TFI International to Release 2024 Second Quarter Results

Montreal, Quebec, July 3, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will release its financial results for the second quarter ended June 30, 2024 via news release on Thursday, July 25, 2024 after market close. The company will host a webcast with Alain Bédard, Chairman, President and Chief Executive Officer, on Friday, July 26, 2024 at 8:30 AM Eastern Time, to discuss results.

Webcast Details:

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Date: Friday, July 26, 2024
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Time: 8:30 a.m. Eastern Time
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Live webcast & replay: Presentations & Reports within the Investors section of the Company website

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com